
promsocial
The New Way To Do Prom



WHAT IS PROMSOCIAL?

PROMSOCIAL IS A MOBILE APP THAT MAKES THE ENTIRE PROM EXPERIENCE

FUN & STRESS-FREE

OUR MISSION



TO REVOLUTIONIZE THE MULTI-BILLION DOLLAR PROM INDUSTRY BY CHANGING THE WAY TEENS EXPERIENCE PROM



MARKET

U.S. Digital Ad Spend (Long-Term)

$129B	$48B	$4.8B
Total addressable market (TAM)	Serviceable available market (SAM) Social Media	Serviceable obtainable market (SOM)

U.S. Prom Spend (Entry Point)

17M	$919	$4B
High school students in the U.S.	Prom goer average spend	U.S. prom industry sales (2018)

promsocial

PROBLEM



Prom is an experience that has yet to be centralized and shared online

Planning and organizing for prom can be overwhelming and confusing

The prom industry lacks a central hub that connects prom goers with retailers

There are many barriers that stop students from participating

SOLUTION

AN INTERACTIVE PLATFORM THAT CENTRALIZES THE WAY PROM GOERS PLAN, ORGANIZE AND SHARE THEIR PROM EXPERIENCE

PLAN
all the details

FIND
your prom date

SHARE
your prom experience

PRODUCT

GET IT ON
Google Play

DOWNLOAD ON THE
App Store


promsocial
SIGN IN
Hey You.
Welcome to the new way to do prom.
Ready to have the best night of your life?
Let's Go


promsocial
Old Bridge High School - Senior Prom 2000
Prepare For Prom
My Promposal
My Prom Partner
My Limo Party
My Afterparty
My Outfit
My Checklist
My Photos
My Prombook


BACK
promsocial
Clinton High School Jr. Prom
My Photos
Prom Party
To the 9s
Limo Party
My Date
Afterparty
Friends

DOWNLOAD

SIGN UP

PLAN & ORGANIZE

CONNECT & SHARE!

KEY FEATURES

Find A Date

Express interest in someone or ask them directly to prom.

Send Promposals

Customize a video and send to your dream date.

Create A Limo Party

Organize a limo party for you and your friends.

Plan An Afterparty

Keep the party going after prom. Invite, plan, and share.

Chat With Friends

Chat with your date, your friends or within your limo and after party.

Share Your Outfit

Show off what you're wearing on the big day.

Plan Your Prom

Stay organized with your customizable prom checklist.

Vote

Cast your vote and become a Prom Legend.

Share Your Photos

Seamlessly share all of your prom pictures with your class.

Create A Prombook

Make prom last forever with your very own personal prombook.

BUSINESS MODEL

WE WILL MAKE MONEY BY CONNECTING RETAILERS WITH PROM GOERS VIA OUR PROM MARKETPLACE

OUR 3 MAIN REVENUE STREAMS WILL BE:

SUBSCRIPTION	COMMISION	ADS
$39.99 MONTHLY	5% OF SALES	$2 CPM

MARKET ADOPTION

SOCIAL EXPERIENCE
social network effect

MARKETING
targeted promotions

- Street teams
- Social media
- Banner ads & billboards
- Celebrity endorsements
- Influencers
- Contests & offerings

PARTNERSHIPS
community organizations

- High schools
- Non-profits
- Churches
- Fraternities/Sororities
- Businesses
- Government

BENEFITS TO HIGH SCHOOLS & PROM GOERS

- Simplifies and enhances prom experience for prom goers
- Centralizes key aspects of prom in one place
- Helps avoid conflict on who's wearing what
- Serves as an additional mechanism to promote prom safety awareness
- Provides scholarship opportunities for students
- Provides students with direct access to significant discounts and special promotions
- Assists prom committees with planning, organizing and executing prom

COMPETITION

	promsocial	facebook	PROMGIRL
Connect with peers	✓	✓	
Prom planning	✓		
Retail portal	✓	✓	✓
Matchmaking	✓	✓	
Voting/Likes	✓	✓	
Customize/order prom album	✓		
Organize limo party/payments	✓		
Plan after party/book hotel	✓		
Social sharing	✓	✓	

COMPETITIVE ADVANTAGES

1st TO MARKET
First social networking app with a core focus on Prom

CONVENIENCE
Plan, organize and share your prom experience all in one place

FEATURES & SERVICES
Prom shopping hub, customizable Prombook and seamless prom planning

BEHAVIOR
Becoming the standard of how the next generation will experience prom

FOCUS
Targeted age group and direct market niche

THE TEAM



ED ABDEL-MALAK
OPERATIONS



RAVI KOLTUR
DEVELOPMENT



MICHAEL HUDAK
SALES



DARREL FRATER
MARKETING



BISHOY AZER
PARTNERSHIPS

promsocial


ROADMAP
2017
App Development
2018
Launched beta in Google Play & iOS App Store
2019
Official launch with Prom Marketplace
2020
Expand to Homecoming
2021
Lauch event planning software
2022
Expand Internationally
2023
Expand to out-of-school events (Sweet Sixteens, Quinceaneras, Etc.)

INVESTMENT

PROMSOCIAL IS SEEKING TO RAISE A $100K SEED ROUND


50%
50%

Development	$50K
Marketing	$50K
	$100K

promsocial

EXIT STRATEGY

SOCIAL MEDIA

WEDDINGS

tkww
THE KNOT WORLDWIDE

ZOLA
WEDDING REGISTRY


THANK YOU!
promsocial
The New Way To Do Prom
Ed Abdel-Malak
Co-Founder & CEO
Ed@promsocial.com
www.promsocial.com
732-570-2236